

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

May 16, 2013

John Marino
President and Chief Financial Officer
1st United Bancorp, Inc.
One North Federal Highway
Boca Raton, Florida 33432

> **Re:** **1st United Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 8, 2013**
> **File No. 001-34462**

Dear Mr. Marino:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant